Japanese Semi-Annual Business Report (for the Registrant's 104th semi-annual period from April 1, 2007 through September 30, 2007), consisting of 16 pages (including cover pages). The report included the following sections:

     I. Message to shareholders from Chairman Fujio Cho and President Katsuaki Watanabe, including a brief discussion of operating summary, regional performance and management strategy for the semi-annual period, illustrated by graphics of selected current and historical consolidated financial figures.

     II. Topics section describing major developments in the Registrant's regional business activities during the semi-annual period, including product information, global production and supply, and environmental policy and corporate social responsibility.

     III.   Special presentation on Hybrid Vehicle technology.

     IV. Consolidated financial statements, including statements of income and balance sheets and statements of cash flows, as well as narrative and graphic presentation of consolidated information by business and geographic segments.

     V. Summary of unconsolidated financial statements, including statements of income and balance sheets, illustrated by graphics.

     VI.    Interim dividend information.

     VII.   Shareholder information.

     VIII.  List of directors, corporate auditors and managing officers.

     IX. Information on the shareholder registrar, website and other information.